UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
_______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number: ______

Titan Trading Analytics Inc. (Translation of registrant's name into English)

Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249
(Address of principal executive offices)
_____________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS
Description of Exhibit

Exhibit	Description of Exhibit

99.1	Notice
99.2	Proxy
99.3	Management Information Circular dated August 25, 2009
99.4	Interim Financial Statements for the period ended July 31, 2009
99.5	Interim MD&A for the period ended July 31, 2009
99.6	CEO Certificate dated September 29, 2009
99.7	CFO Certificate dated September 29, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Trading Analytics Inc.

Date: October 6, 2009	By:	/s/ Kenneth Powel
Kenneth Powel
Chief Executive Officer